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                                                        SEC FILE NUMBER
                                                             1-10968
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                                                           CUSIP NUMBER
                                                            568459-10-1
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K    [_] Form 10-Q
              [_] Form N-SAR

               For Period Ended:      September 30, 1999
                                ------------------------------------
               [_]  Transition Report on Form 10-K
               [_]  Transition Report on Form 20-F
               [_]  Transition Report on Form 11-K
               [_]  Transition Report on Form 10-Q
               [_]  Transition Report on Form N-SAR
               For the Transition Period Ended:_________________________________

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      Read Instruction (on back page) Before Preparing Form. Please Print

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Mariner Post-Acute Network, Inc. ("MPAN")
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Full Name of Registrant

Paragon Health Network, Inc.
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Former Name if Applicable

One Ravinia Drive, Suite 1500
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Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30346
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MPAN is continuing to evaluate the impact of the new Medicare prospective payment system and changes to its actuarially projected general and professional liability losses on the value of MPAN's long-lived assets. The extended review period for completing MPAN's financial statements is the result of, among other reasons, MPAN's need to determine the amount of non-recurring charges that will be recorded for the write-down of impaired goodwill relating to MPAN's operations in the U.S. in accordance with Statements of Financial Accounting Standards No. 121.

                                 Potential persons who are to respond to the
(Attach Extra Sheets if Needed)  collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

     Richard H. Miller                       (404)                                       572-6787
---------------------------------------------------------------------------------------------------------------------------
         (Name)                           (Area Code)                                (Telephone Number)
(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange
     Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If
     answer is no, identify report(s).                                                                     [X] Yes   [_] No

 --------------------------------------------------------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
     subject report or portion thereof?                                                                    [X] Yes   [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     MPAN expects to report significant operating losses in the fourth quarter of 1999. However, the quantification of such losses cannot be known until the Company's calculations of long-lived asset impairments are completed. Before adjustments, the net carrying amounts of property and equipment included in the Company's consolidated balance sheet at September 30, 1999 aggregated $778 million. Net carrying amounts of goodwill approximated $852 million before adjustments.
 --------------------------------------------------------------------------------------------------------------------------

                       Mariner Post-Acute Network, Inc.
             -----------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 29, 1999              By:  /s/ George D. Morgan
       ------------------------            ----------------------------------
                                           Executive Vice President and Chief
                                                Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

--------------------------------------------------------------------------------
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).